CRANMORE, FITZGERALD & MEANEY



                                ATTORNEYS AT LAW




                             49 WETHERSFIELD AVENUE




                        HARTFORD, CONNECTICUT 06114-1102





                                   ----------





  Tel: (860) 522-9100, ext 236 Fax: (860) 522-3379 E-mail: tklee@cfmlawfirm.com






THOMAS A. KLEE

CRANMORE, FITZGERALD & MEANEY

        Mr. Eric Envall
        Securities and Exchange Commission
        February 6, 2009
        Page 2



                                February 6, 2009

VIA EDGAR and
FACSIMILE (202) 772-9210

Mr. Eric Envall
Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

         Re:      Salisbury Bancorp, Inc.
                  -----------------------
                  Preliminary Proxy Statement on Schedule 14A
                  -------------------------------------------
                  Filed:  January 29, 2009
                  ------------------------
                  File No.:  000-24751
                  --------------------

Dear Mr. Envall,

         As counsel to Salisbury Bancorp, Inc. (the "Company"), I am writing to you in regard to your letter dated February 3, 2009 on the above subject.

         Concurrently herewith, we have filed revised preliminary proxy material in response to the comments in your letter. Below I have repeated your comments followed by our response.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

1. We note that the Company has received approval to receive $8.82 million in aggregate consideration through the sale of preferred shares to Treasury. The proxy statement indicates that the Company has not made a final determination as to whether it will participate in the CPP. As such, please explain why no final determination has been made, providing specific disclosure of the material terms and conditions that the Board is evaluating in its deliberations as to whether the Company will ultimately participate in the CPP. In addition, please disclose any material closing conditions stipulated by the Treasury and any timeframe you have to reach your decision.

CRANMORE, FITZGERALD & MEANEY

        Mr. Eric Envall
        Securities and Exchange Commission
        February 6, 2009
        Page 3



         Response. A paragraph has been added at the end of the section entitled
         --------
"Company Participation in the Capital Purchase Program" in response to your comment. No material closing conditions have been stipulated by the Treasury other than the obligation to authorize a class of preferred stock, which is the purpose of the special meeting.

2. In the discussion of the Company's use of the CPP proceeds on page 6 and elsewhere throughout the document, please include information regarding the Company' initial intentions regarding the use of proceeds consistent with the disclosures and assumptions in the Company's pro forma financial information.

         Response.  A  section  entitled  "Use of  Proceeds"  has been  added in
         --------
response to your comment.

Financial Statements
--------------------

3. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to use common or preferred stock under certain circumstances. The Company has not incorporated its financial information in its proxy statement. Please explain to us why you believe financial statements are not material in connection with the authorization of preferred stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

         Response.  A section entitled  "Incorporation of Certain Information by
         --------
Reference" has been added at the end of the proxy statement in response to your comment.

4. We note that you have included limited pro forma disclosure beginning on page
6. In order to comply with Article 11 of Regulation S-X in your proxy statement please provide additional pro forma information that evaluates the impact of the potential sale of securities to the Treasury Department considering the material effect of the transaction, including:

         o how the application of the: proceeds of the transaction may potentially effect your net interest margin;

CRANMORE, FITZGERALD & MEANEY

        Mr. Eric Envall
        Securities and Exchange Commission
        February 6, 2009
        Page 4


         o how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and
         o how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

         Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

         Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale.

         In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stuck method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete discount on the preferred stock.

         If you do not believe the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis or your conclusions. In your analysis discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital rations.

         Response.  A pro forma  balance  sheet as of September 30, 2009 and pro
         --------
forma income statements for the periods ended December 31, 2007 and September 30, 2008 and related information have been added in the section entitled "Pro Forma Effect on the Company's Financial Statements" in response to your comment.

CRANMORE, FITZGERALD & MEANEY

        Mr. Eric Envall
        Securities and Exchange Commission
        February 6, 2009
        Page 5


Closing Comments
----------------

         We are authorized on behalf of the Company to state that the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion
----------

         We believe that the Company has adequately responded to all staff comments and that shareholders of the Company will receive full and fair disclosure of all information necessary to make an informed voting decision

         We would very much like to begin printing the proxy material at the close of business on Monday. Therefore, your prompt attention to this matter and response on Monday would be appreciated. Please feel free to call me at your earliest convenience.

                                                     Sincerely,

                                                     /s/ THOMAS A. KLEE

                                                     THOMAS A. KLEE

cc:      John F. Foley
         Chief Financial Officer and Secretary
         Salisbury Bancorp, Inc.
         5 Bissell Street
         Lakeville, CT 06039